As filed with the Securities and Exchange Commission on March 5, 2021

Registration No. 333-253783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NURIX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-0838048
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arthur T. Sands

President and Chief Executive Officer

Nurix Therapeutics, Inc.

1700 Owens Street, Suite 205

San Francisco, CA 94158

(415) 660-5320

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Brown, Esq. Amanda L. Rose, Esq. Robert A. Freedman, Esq. Jennifer J. Hitchcock, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Christine Ring General Counsel Nurix Therapeutics, Inc. 1700 Owens Street, Suite 205 San Francisco, CA 94158 (415) 660-5320	Alan F. Denenberg, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒ 333-253783

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-253783), initially filed by the Registrant on March 2, 2021 and declared effective by the Securities and Exchange Commission on March 4, 2021. The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of replacing Exhibits 5.1 and 23.1 to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than replacing Exhibits 5.1 and 23.1 to the Registration Statement as contained in Item 16(a) of Part II as set forth below.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit number	Description of document

5.1	Opinion of Fenwick & West LLP.

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the Registrant’s Registration Statement on Form S-1 (File No. 333-253783) filed with the Securities and Exchange Commission on March 2, 2021).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on the 5th day of March, 2021.

NURIX THERAPEUTICS, INC.

By:	/s/ Arthur T. Sands Arthur T. Sands President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arthur T. Sands Arthur T. Sands, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2021

/s/ Hans van Houte Hans van Houte	Chief Financial Officer (Principal Accounting and Financial Officer)	March 5, 2021

* David Lacey, M.D.	Chairman and Director	March 5, 2021

* Leon Chen, Ph.D.	Director	March 5, 2021

* Julia P. Gregory	Director	March 5, 2021

* Lori A. Kunkel, M.D.	Director	March 5, 2021

* Jeffrey Tong, Ph.D.	Director	March 5, 2021

*By	Attorney-in-Fact /s/ Arthur T. Sands Arthur T. Sands, M.D., Ph.D.